CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

MDS Inc.

July 31, 2003

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at July 31 with comparative to October 31 (millions of Canadian dollars)		**2003**		2002
ASSETS				
Current				
Cash and cash equivalents	$	**227**	$	194
Accounts receivable		**293**		328
Inventories		**186**		153
Income taxes recoverable		**11**		21
Prepaid expenses		**33**		25
		750		721
Capital assets		**774**		740
Future tax assets		**17**		35
Long-term investments and other *(note 2)*		**231**		267
Goodwill		**770**		779
	$	**2,542**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**7**	$	10
Accounts payable and accrued liabilities		**290**		317
Deferred revenue		**50**		63
Income taxes payable		**29**		17
Current portion of long-term debt		**9**		13
		385		420
Long-term debt		**562**		602
Deferred revenue		**36**		41
Other long-term obligations		**23**		18
Future tax liabilities		**55**		51
Minority interest		**63**		56
		1,124		1,188
Shareholders' equity				
Share capital *(note 3)*		**809**		805
Retained earnings		**583**		543
Cumulative translation adjustment		**26**		6
		1,418		1,354
	$	**2,542**	$	2,542

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(millions of Canadian dollars, except per share amounts)	Three months to July 31, 2003	2002	Nine months to July 31, 2003	2002
Net revenues	$ **463**	$ 451	$ **1,361**	$ 1,317
Direct costs	**(291)**	(279)	**(856)**	(837)
Other operating costs	**(93)**	(94)	**(275)**	(256)
Depreciation and amortization	**(20)**	(20)	**(59)**	(62)
Other income (expense) - net	**-**	-	**(26)**	(7)
Equity earnings and investment gains	**4**	1	**5**	8
Operating income	**63**	59	**150**	163
Interest expense	**(5)**	(4)	**(20)**	(13)
Dividend and interest income	**1**	1	**6**	5
Minority interest	**(3)**	(2)	**(6)**	(3)
Income before income taxes	**56**	54	**130**	152
Income taxes	**(23)**	(24)	**(78)**	(72)
Net income	$ **33**	30	$ **52**	80
Earnings per share *(note 3)*				
Basic	$ **0.23**	$ 0.22	$ **0.37**	$ 0.57
Diluted	$ **0.23**	$ 0.21	$ **0.37**	$ 0.56

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of Canadian dollars)	Three months to July 31, 2003	2002	Nine months to July 31, 2003	2002
Retained earnings, beginning of period	$ **551**	$ 498	$ **543**	$ 457
Net income	**33**	30	**52**	80
Repurchase of shares and options	**(1)**	-	**(5)**	(3)
Dividends - cash	**-**	-	**(5)**	(4)
- stock	**-**	-	**(2)**	(2)
Retained earnings, end of period	$ **583**	$ 528	$ **583**	$ 528

_______________________________________________________________________________

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

______________________________________________________________________________________

  Accounting Policies

  These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

  Long-term Investments

  The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was $2 million [2002 - $1].

  Earnings Per Share

  Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

  Pro Forma Impact of Stock-Based Compensation

  Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

  Options granted during the quarter totalled 47,000 [2002 - 67,500]. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

  Guarantees

  Guarantees of the indebtedness of other parties include a guarantee, signed in the first quarter of this year, of a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan. As at July 31, 2003, the Borrower had drawn 80% of the bank loan.

  Supplementary Cash Flow Information

  Segmented Information

	Three Months ended				Three Months ended
	July 31, 2003				July 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$279	$184	$-	$463	$269	$181	$1	$451

Operating income	56	15	(8)	63	52	19	(12)	59

Revenues by products and services:
Medical isotopes				87				86
Analytical equipment				67				58
Pharmaceutical research services				125				125
Clinical laboratory services				136				135
Distribution and other				48				46
Proteomics				-				1

	Nine Months ended				Nine Months ended
	July 31, 2003				July 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$819	$542	$-	$1,361	$781	$533	$3	$1,317

Operating income	160	15	(25)	150	160	41	(38)	163

Revenues by products and services:
Medical isotopes				245				252
Analytical equipment				202				160
Pharmaceutical research services				372				369
Clinical laboratory services				404				388
Distribution and other				138				145
Proteomics				-				3

Total assets at July 31	$1,961	$389	$192	$2,542	$1,923	$445	$169	$2,537

  Financial Instruments

As of July 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$587 million at a weighted average rate of C$1.53 maturing over the next 24 months.

During the quarter, the Company had entered into interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. In addition, an option was sold to enter into a swap contract that would exchange a notional amount of US$156 million from fixed to floating rate debt.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at July 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	July 31, 2003
	Carrying amount	Fair value
Net asset (liability) position:
Currency forward and option contracts	$-	$35
Interest rate swap and option contracts	$-	$(18)